

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

March 24, 2009

Adrian T. Dillon
Chief Financial Officer
Agilent Technologies, Inc.
5301 Stevens Creek Blvd.
Santa Clara, California 95051

      **RE: Agilent Technologies, Inc.
            Form 10-K for the fiscal year ended October 31, 2008
            Filed December 19, 2008
            File No. 001-15405**

Dear Mr. Dillon:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief